MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6
(the “Company”)
ITEM 2 Date of Material Change
May 18, 2006
ITEM 3 Press Release
A press release was disseminated on May 18, 2006 through various approved media, and was filed through the SEDAR system on May 18, 2006.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) (the “Company”) is pleased to announce that it today closed a previously announced short form prospectus offering of 11,200,000 common shares on a bought-deal basis at the price of Cdn $2.25 per share.
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 18th day of May 2006

/s/ Jeffrey R. Mason

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GREAT BASIN GOLD LTD.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Tel: (604) 684-6365
Fax: (604) 684-8092
Toll Free: 1-800-667-2114
www.greatbasingold.com
GREAT BASIN GOLD LTD. COMPLETES $25 MILLION FINANCING
May 18, 2006 – Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) (the “Company”) is pleased to announce that it today closed a previously announced short form prospectus offering of 11,200,000 common shares on a bought-deal basis at the price of Cdn $2.25 per share. The figure includes an over-allotment option of 4,500,000 shares which Pacific International Securities Inc and BMO Nesbitt Burns Inc. fully exercised. The financing raised gross proceeds to the Company of $25.2 million. The private placement financing of $10 million for shares at the same price is expected to complete next week.
About Great Basin Gold Ltd.
Great Basin Gold Ltd. is an international gold exploration and development company, listed on the Toronto Stock Exchange and the American Stock Exchange (www.greatbasingold.com).
This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
For additional details, please visit the Company’s website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.